UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

Form 10SB

General Form for Registration of Securities of Small
Business Issuers under Section 12(b) or (g) of the
Securities Exchange Act of 1934

INTERNATIONAL MERGERS AND AQUISITIONS CORP.
(Exact Name of Small Business Issuer in its Charter)

Florida	9995	650968841
(State of Incorporation)	(Primary Standard Classification Code)	(IRS Employer ID No.)

1835 SENECA BLVD.,
WINTER SPRINGS, FL  32708
(Address of Registrant's Principal Executive Offices) (Zip Code)

ROBERT PALUMBO
1835 SENECA BLVD.,
WINTER SPRINGS, FL  32708
(407) 341- 5498
(Name, Address and Telephone Issuer's telephone number)

Securities to be Registered Under Section 12(b) of the Act: None

Securities to be Registered Under Section 12(g) of the Act:

Common Stock
$.001 Par Value
(Title of Class)

PART I

ITEM 1.  BUSINESS.

International Mergers and Acquisitions Corp. (the “Company”) was incorporated on December 19, 1999 under the laws of the State of Florida to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. We have been in the developmental stage since inception and have no operations to date other than issuing shares to our original shareholder.

We will attempt to locate and negotiate with a business entity for the combination of that target company with us. The combination will normally take the form of a merger, stock- for-stock exchange or stock-for-assets exchange. In most instances, the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended. No assurances can be given that we will be successful in locating or negotiating with any target company.

We have been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market.

PERCEIVED BENEFITS

There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These are commonly thought to include the following:

     ▫    the ability to use registered securities to make acquisitions of assets or businesses;
     ▫    increased visibility in the financial community;
     ▫    the facilitation of borrowing from financial institutions;
     ▫    improved trading efficiency;
     ▫    shareholder liquidity;
     ▫    greater ease in subsequently raising capital;
     ▫    compensation of key employees through stock options for which there may be a market valuation;
     ▫    enhanced corporate image;
     ▫    a presence

POTENTIAL TARGET COMPANIES

We will not restrict our search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. A business entity, if any, which may be interested in a business combination with us, may include the following:

     ▫    a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;
     ▫    a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;
     ▫    a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;
     ▫    a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

     ▫    a foreign company which may wish an initial entry into the United States securities market;
     ▫    a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;
     ▫    a company seeking one or more of the other perceived benefits of becoming a public company.

A business combination with a target company will normally involve the transfer to the target company issued and outstanding common stock of the Company, and may include supplementing the current management and board of directors or forms of transactional aids or controls.  No assurances can be given that we will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

We are voluntarily filing this Registration Statement with the Securities and Exchange Commission and we are under no obligation to do so under the Securities Exchange Act of 1934.

RISK FACTORS

Our business is subject to numerous risk factors, including the following:

NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS.

We have had no operating history nor any revenues or earnings from operations. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in us incurring a net operating loss which will increase continuously until we can consummate a business combination with a target company. There is no assurance that we can identify such a target company and consummate such a business combination.

SPECULATIVE NATURE OF THE COMPANY'S PROPOSED OPERATIONS.

The success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management will prefer business combinations with entities having established operating histories, there can be no assurance that we will be successful in locating candidates meeting such criteria. In the event we complete a business combination, of which there can be no assurance, the success of our operations will be dependent upon management of the target company and numerous other factors beyond our control.

SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS.

We are and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for us. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than us and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we will also compete with numerous other small public companies in seeking merger or acquisition candidates.

IMPRACTICABILITY OF EXHAUSTIVE INVESTIGATION; FAILURE TO MEET ITS FIDUCIARY OBLIGATIONS.

Our limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a target company. The decision to enter into a business combination, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if we had more funds available to it, would be desirable. We will be particularly dependent in making decisions upon information provided by the principals and advisors associated with the business entity seeking our participation. Management may not be able to meet its fiduciary obligation to us and our stockholders due to the impracticability of completing thorough due diligence of a target company. By its failure to complete a thorough due diligence and exhaustive investigation of a target company, we are more susceptible to derivative litigation or other stockholder suits. In addition, this failure to meet our fiduciary obligations increases the likelihood of plaintiff success in such litigation.

NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION-NO STANDARDS FOR BUSINESS COMBINATION-MANAGEMENTS SOLE DISCRETION REGARDING BUSINESS COMBINATION.

We have no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Robert Palumbo is our sole officer, director and as such has complete control and discretion with regard to our business and affairs. Mr. Palumbo has complete discretion whether we will enter into a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by us. There is no assurance that we will be able to negotiate a business combination on terms favorable to us. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which we will require a target company to have achieved, or without which we would not consider a business combination with such business entity. Accordingly, we may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY.

While seeking a business combination, management anticipates devoting only a limited amount of time per month to our business. Our sole officer has entered into a written employment agreement with us and will provide a limited amount of time to our business.  Mr. Palumbo has agreed to devote approximately 40 hours per month to the business affairs of the Company. We have not obtained key man life insurance on our officer/director. Notwithstanding the combined limited experience and time commitment of management, loss of the services of this individual would adversely affect development of our business and likelihood of continuing operations.

CONFLICTS OF INTEREST - GENERAL.

Our officers and directors may participate in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. Management has adopted a policy that we will not seek a business combination with any entity in which any member of management serves as an officer, director or partner, or in which they or their family members own or hold any ownership interest. See ITEM 5.

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION.

Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including audited financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by us. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION.

We have neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by us. Even in the event demand exists for a transaction of the type contemplated by us, there is no assurance we will be successful in completing any such business combination.

LACK OF DIVERSIFICATION.

Our proposed operations, even if successful, will in all likelihood result in our engaging in a business combination with only one target company. Consequently, our activities will be limited to those engaged in by the business entity which we will merge with or acquire. Our inability to diversify its activities into a number of areas may subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

REGULATION UNDER INVESTMENT COMPANY ACT.

Although we will be subject to regulation under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities. In the event we engage in business combinations which result in us holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to our status under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject us to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT.

A business combination involving the issuance of our common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require our shareholder to sell or transfer all or a portion of their common stock. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION.

Our primary plan of operation is based upon a business combination with a business entity which, in all likelihood, will result in our issuing securities to shareholders of such business entity. The issuance of previously authorized and un-issued common stock of the Company would result in reduction in percentage of shares owned by our present shareholder and would most likely result in a change in control of our management.

TAXATION.

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination we may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

POSSIBLE RELIANCE UPON UNAUDITED FINANCIAL STATEMENTS.

We will require audited financial statements from any business entity we propose to acquire. No assurance can be given however, that audited financials will be available to us prior to a business combination. In cases where audited financials are unavailable, we will have to rely upon un-audited information that has not been verified by outside auditors in making our decision to engage in a transaction with the business entity. The lack of the type of independent verification which audited financial statements would provide increases the risk that we, in evaluating a transaction with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for us.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS   OF OPERATIONS

Plan of Operation

The Registrant is continuing its efforts to locate a merger Candidate for the purpose of a merger. It is possible that the registrant will be successful in locating such a merger candidate and closing such merger. However, if the registrant cannot effect a non-cash acquisition, the registrant may have to raise funds from a private offering of its securities under Rule 506 of Regulation D. There is no assurance the registrant would obtain any such equity funding.

Results of Operation

The Company did not have any operating income from inception, December 19, 1999.  Some general and administrative expenses from inception were accrued. Expenses from inception were comprised of costs mainly associated with legal, accounting and office.

Liquidity and Capital Resources

At June 30, 2007 the Company had no capital resources and will rely upon the issuance of common stock and additional capital contributions from shareholders to fund administrative expenses pending acquisition of an operating company.

Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates will pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by management and its affiliates, or both.

Robert Palumbo will supervise the search for target companies as potential candidates for a business combination and will pay, as his own expenses, any costs he incurs in supervising the search for a target company.  Robert Palumbo may enter into agreements with other consultants to assist in locating a target company and may share stock received by it or cash resulting from the sale of its securities with such other consultants. Robert Palumbo controls us and therefore has the authority to enter into any agreement binding us. Only Robert Palumbo, as our sole officer and director, can authorize any such agreement binding us. See ITEM 4.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

We have no full time employees. Our president has agreed to allocate a portion of his time to the activities of the Company. The president anticipates that our business plan can be implemented by his devoting no more than 40 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer.

Our Certificate of Incorporation provides that we may indemnify our officers and/or directors for liabilities, which can include liabilities arising under the securities laws. Therefore, our assets could be used or attached to satisfy any liabilities subject to such indemnification.

GENERAL BUSINESS PLAN

Our purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. We will not restrict our search to any specific business, industry, or geographical location and we may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because we have nominal assets and limited financial resources. This lack of diversification should be considered a substantial risk to our shareholders because we will not offset potential losses from one venture against gains from another.

We may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

We anticipate that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

We have, and will continue to have, limited capital with which to provide the owners of business entities with any cash or other assets. However, management believes we will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

The analysis of new business opportunities will be undertaken by, or under the supervision of, our officer and director, who is not a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact our proposed activities; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of our virtually unlimited discretion to search for and enter into potential business opportunities.

The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. We will not acquire or merge with any company for which audited financial statements cannot be obtained at or within the required period of time after closing of the proposed transaction.

We may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with us. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.

We will not restrict our search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which we may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which we may offer.

Our management, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing our business purposes. Following a business combination, we may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to us only on the condition that the services of a consultant or advisor are continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

ACQUISITION OF OPPORTUNITIES

In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. On the consummation of a transaction, it is likely that our present management and shareholder may longer be in control of the Company. In addition, it is likely that our officer and director may, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after we have entered into an agreement for a business combination or have consummated a business combination and we are no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop our securities may depress the market value of our securities in the future if such a market develops, of which there is no assurance.

While the terms of a business transaction to which we may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

With respect to negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, our shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition.

The percentage of ownership may be subject to significant reduction in the event we acquire a target company with substantial assets. Any merger or acquisition effected by us can be expected to have a significant dilutive effect on the percentage of shares held by our shareholder at such time.

We will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

We will not enter into a business combination with any entity which cannot provide audited financial statements at or within the required period of time after closing of the proposed transaction. We are subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is our duty to file audited financial statements as part of or within 60 days following the due date for filing our Form 8-K (or Form 8-K12G3 if we decide to enter into a "back door" registration which we do not intend to do) which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of the business combination. If such audited financial statements are not available at closing, or within time parameters necessary to insure our compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of our present management.

Management has orally agreed that it will advance to us any additional funds which we need for operating capital and for costs in connection with searching for or completing an acquisition or merger. Such advances will be made without expectation of repayment. There is no minimum or maximum amount management will advance to us. We will not borrow any funds to make any payments to our management, its affiliates or associates.

Our Board of Directors has passed a resolution which contains a policy that we will not seek a business combination with any entity in which our officer, director, shareholder or any affiliate or associate serves as an officer or director or holds any ownership interest.

UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET COMPANIES

As part of a business combination agreement, we intend to obtain certain representations and warranties from a target company as to their conduct following the business combination. Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act (ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

A prospective target company should be aware that the market price and volume of its securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in us within the United States financial community.

We do not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in our securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in our securities, which may result in a significant pressure on their market price. We may consider the ability and commitment of a target company to actively encourage interest in its securities following a business combination in deciding whether to enter into a transaction with such company.

A business combination with us separates the process of becoming a public company from the raising of investment capital. As a result, a business combination with us normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. We may require assurances from the target company that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

Prior to completion of a business combination, we will generally require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, un-audited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.

COMPETITION

We will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than us. In view of our combined extremely limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to our competitors.

ITEM 3. DESCRIPTION OF PROPERTY

The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of management at no cost to the Company. Management has agreed to continue this arrangement until the Company completes an acquisition or merger.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth each person known by us to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Class

Robert Palumbo	450,000 (1)	5%
President, CEO, CFO
and Director
1835 SENECA BLVD.,
WINTER SPRINGS, FL 32708

Don Mitchell	2,250,000	25%
525 Melrose Ave.
Winter Park, FL 32789

Alan Ajamian	2,250,000	25%
Trout Brook Court
Chester, New Jersey 07930

Christopher James	2,250,000	25%
4610 N. W Seblar Terrace
Portland, Oregon, 97210

Peter Goldstein	877,500	9.75%
11053 Canary Island Court
Plantation, Fl 33324

(1)  Pursuant to his employment agreement with the Company, Mr. Palumbo was issued 450,000 shares of our common stock for the payment of par value, $.001 per share, of $450.  Such shares vest over two years in the following manner:  18,750 shares per month.  If the Agreement is terminated in accordance with its terms, any shares that have not vested shall be forfeited and the Company shall return any payment for the non-vested shares.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

We have one Director and Officer as follows:

Name	Age	Positions and Offices Held

Robert Palumbo	48	President/CEO

There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

Set forth below is the name of our director and officer, all positions and offices with the Company held, the period during which he has served as such, and the business experience during at least the last five years:

Robert Palumbo has been our President, Chief Executive Officer and Chairman of the Board of Directors since June 30, 2007. From March 2006 to present, Mr. Palumbo has been the Chief Financial Officer of Stratis Authority, Inc.  In such capacity he is responsible for the financial management of a portfolio of fourteen companies. The companies provide security related products and services which range from closed circuit television systems and mobile satellite uplinks to high level fraud investigation services and classified work under DoD contracts.  The position requires budgeting, cash management and consolidation skills and calls for continuous staffing and management of accounting personnel in a high growth environment. From July 1995 to March 2006, Mr. Palumbo was the Executive vice President and Chief Financial Officer for Advanced Information Systems Group, Inc. In such capacity he managed all aspects of finance and accounting for a multi-divisional operation.  Divisions encompassed commercial and government ventures with eight profit centers, operations in nine states and one international location.  The position reported to the CEO and board of directors and was responsible for a broad range of financial matters including cash management, strategic planning, budgeting, taxes, legal affairs/litigation and risk management.  Specific duties consist of negotiating all aspects relating to banking and vendor relationships to include credit lines, term loans, operating and capital leases, government contracts, vendor contracts and subcontracts.  He was also responsible for consolidations, policy formulation and implementation, strategic planning and staffing.

Mr. Palumbo received his bachelor of science in Business Administration from Bryant College in Smithfield, Rhode Island in 1982 and received his Masters of Business Administration from Rollins College- Roy E. Crummer Graduate School of Business in Winter Park, Florida in 1993.

Mr. Palumbo has agreed to allocate a portion of his time to the activities of the Company, without compensation. The president anticipates that our business plan can be implemented by his devoting no more than 40 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer.

EMPLOYMENT AGREEMENT

Mr. Palumbo has an employment agreement with the Company to act as the Company’s President, Chief Executive Officer and Chairman of the Board of Directors. In consideration for such services, Mr. Palumbo is to receive $4,000 per month with such amount to accrue until such time as the Company has raised at least $500,000 in a private placement.  In addition, pursuant to the employment agreement, Mr. Palumbo was issued 450,000 shares of our common stock for the payment of par value, $.001 per share, of $450.  Such shares vest over two years in the following manner:  18,750 shares per month.  If the Agreement is terminated in accordance with its terms, any shares that have not vested shall be forfeited and the Company shall return any payment for the non-vested shares.

ADVISORY BOARD AGREEMENTS

The Company has entered into Advisory Board Agreements with Dipak Rajhansa, Phil Robertson, Christopher James, Greg Pilcher and Biltmore Investment Partners, Inc.,   Pursuant to their advisory board agreements with the Company, each of these members agreed to perform those functions generally performed by persons of such title and position and shall perform any and all related duties and shall have any and all powers as may be prescribed by resolution of the Advisory Board, and shall be available to confer and consult with and advise the Company’s officers and directors at such times that may be required.  The advisors also agree to attend a meeting, in person or telephone, with the Company’s management each calendar quarter lasting no more than one business day. In consideration for such services, these members were issued shares of the Company’s common stock for the payment of par value, $.001 per share which vest over two years.  If the Agreement is terminated in accordance with its terms, any shares that have not vested shall be forfeited and the Company shall return any payment for the non-vested shares.  The following sets forth the shares issued, consideration paid and vesting amounts:

Advisor	Share Issued	Price Paid	Vesting Period

Dipak Rajhansa	135,000 shares	$135	5,625 per month
Phil Robertson	90,000 shares	$90	3,750 per month
Don Mitchell*	247,500 shares	$247.50	10,312.50 per month

Christopher James	90,000 shares	$90	3,750 per month
Greg Pilcher	90,000 shares	$90	3,750 per month

* Mr. Don Mitchell is the President of Biltmore Investment Partners, Inc.,

ADVISORY BOARD MEMBERS

Christopher James holds a BS in Political Science from the University of Oregon, (1970) and a JD from University of Oregon Law School (1974).  Since admission to the bar his practice has focused on commercial transaction and litigation across a broad range of subject areas.   In the last ten years, his transaction practice has focused on mergers and acquisitions, strategic business combinations and early stage business development. In his practice, Mr. James has been general counsel to various organizations and companies, including: a national restaurant group; the nation's largest regional technology trade show producer; a leading Northwest beverage distributor; and leading regional businesses in information technology, equipment manufacturer and building products.  Mr. James has represented business owners who sold to public companies or private equity firms in a variety of industries, including restaurants, information technology consulting, beverage distribution, event production, clothing, and agriculture. Mr. James also counsels real estate owners and developers.  Mr. James also advises companies on the development and protection of intellectual property, products and branding.

Mr. Don Mitchell has more than 35 years of diversified leadership experience with major U.S. and international corporations.  His principle areas of expertise are in Finance, International Business Development, Business Organizations and Sales.  He served as an officer and director of several international companies. In this capacity he has directed several multi-million dollar sales and marketing programs. Mr. Mitchell began his business career with Parke, Davis & Company where he conducted field research and assisted in developing domestic and international sales.  As Vice-President of the Columbia Broadcasting System (CBS), he directed federal programs for the CBS Educational Group, covering all Washington, D.C. governmental agencies and interfacing with state agencies for the 50 states. Beginning in 1968, Mr. Mitchell began to specialize in the development of bank line financing and capitalization for small and mid-range companies.  He has developed and managed small IPOs and Private Placement Investment vehicles.  He has consulted in international import-export and government relations for small and large corporations.  His expertise ranges from the development of comprehensive business plans for corporate implementation to mergers and acquisitions.  Currently Mr. Mitchell is a consultant to the executive staff of the American Stock exchange, (AMEX), and serves as Chairman of the Advisory Boards of three U.S. corporations and one international corporation.

Mr. Phil Robertsonhas more than 30 years of media experience. He has been a reporter, editor and publisher of both newspapers and magazines. Mr. Robertson received his Journalism and Communications degree at the University of Florida. He received a First Place Award for Investigative Journalism from the Florida Society of Newspaper Editors while a reporter for the Palm Beach Daily News. While president of Grant Douglas Publishing, Inc., Mr. Robertson published three national magazines, Opportunist, Stockbroker Magazine and Relations, Inc. He also designed and wrote research reports/corporate profiles for 32 client companies. Most recently, Mr. Robertson was communications director for Cardiovascular Sciences, Inc.

Dipak Rajhansais president of Magellan Consulting Group, a consulting firm focused on early stage medical device companies effectively commercialize their products.  Magellan’s clients include both operating companies as well as venture capitalists.  Prior to Magellan, Dipak was a regional sales manager for Hand Innovations prior to its being acquired by DePuy Orthopedics, a Johnson and Johnson company for $250 million and also held various positions with United States Surgical Corporation.  Mr. Rajhansa has held a variety of sales and marketing positions in the medical and consumer products industries, and began his career with Procter and Gamble. Mr. Rajhansa earned a BA in political science from Washington University and an MBA from New York University.

Greg Pilcher: Farm Credit System, Salem Oregon 1974-1983 Willamette Production Credit Association. Agricultural loan officer, direct lending to diversified agricultural enterprises of the Willamette Valley.  Vice President/ Assistant manager, responsible for credit administration, correspondent relationships, lending officers. Oregon First Bank 1983-1987 Salem, Oregon, (Subsidiary Moore Financial Group , Boise Idaho) Commercial Loan Officer/ Branch manager, $20 million and smaller business and real estate lending relationships. Branch Administration. Iseli Nursery Inc 1987-present, Boring, Oregon.  President and General Manager. 225 employee Containerized ornamental plant grower and nationwide marketer. Acquired in 1997 by private equity, International Garden Products.  www.iseli-nursery.com. Real estate investor, developer 1989- present Washington, Oregon , Nevada. Financial advisor 1987- present Small business and agricultural enterprises. Graduated Oregon State University 1974 BS agriculture.

CONFLICTS OF INTEREST

We may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to us where that reference results in a business combination. No finder's fee of any kind will be paid by us to management or our promoters or to their associates or affiliates. No loans of any type have, or will be, made by us to management or our promoters or to any of their associates or affiliates.

We will not enter into a business combination, or acquire any assets of any kind for its securities, in which our management or any affiliates or associates have any interest, direct or indirect.

There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of us could result in liability of management to us. However, any attempt by shareholders to enforce a liability of management to us would most likely be prohibitively expensive and time consuming.

CURRENT AND FUTURE BLANK CHECK COMPANIES

None.

INVESTMENT COMPANY ACT OF 1940

Although we will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes we will not be subject to regulation under the Investment Company Act of 1940 insofar as we will not be engaged in the business of investing or trading in securities. In the event we engage in business combinations which result in our holding passive investment interests in a number of entities we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have made no formal or informal inquiries to the Securities and Exchange Commission as to our status under the Investment Company Act of 1940 and therefore no determination regarding such status has been made at this time. Any violation of such Act would subject us to material adverse consequences.

ITEM 6. EXECUTIVE COMPENSATION.

Robert Palumbo, our sole officer and director has entered into an employment agreement.  Pursuant to the employment agreement, Mr. Palumbo is to receive $4,000 per month with such amount to accrue until such time as the Company has raised at least $500,000 in a private placement.  In addition, pursuant to the employment agreement, Mr. Palumbo was issued 450,000 shares of our common stock for the payment of par value, $.001 per share, of $450.  Such shares vest over two years at in the following manner:  18,750 shares per month.  See ITEM 5.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS,

“Conflicts of Interest."

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by us for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

To date, we have issued a total of 8,200,000 shares of Common Stock to the following persons for a total of $8,200 in cash:

Name	Number of Total Shares		Consideration

Peter Goldstein	1,000,000	(1)	$1,000
Don Mitchell	2,250,000		$2,250
Alan Ajamian	2,250,000		$2,250
Christopher James	2,250,000		$2,250
Robert Palumbo	450,000	(2)	$450

(1)
On June 30, 2007, Mr. Goldstein, our former sole officer and director, resigned and agreed to cancel 122,500 of his shares. Mr. Goldstein is the President of Global Business Resources, Inc. On July 2, 2007 Global Business Resources, Inc. entered into a consulting agreement with the Company.

(2)
Pursuant to the employment agreement, Mr. Palumbo was issued 450,000 shares of our common stock for the payment of par value, $.001 per share, of $450.  Such shares vest over two years in the following manner:  18,750 shares per month.  If the Agreement is terminated in accordance with its terms, any shares that have not vested shall be forfeited and the Company shall return any payment for the non-vested shares.

ITEM 8. DESCRIPTION OF SECURITIES.

Our authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.001 per share, and 10,000,000 shares Preferred Stock, par value per share $.001. As of June 30, 2007 we have 9,000,000 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. The following statements relating to the capital stock set forth the material terms of our securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation, amendment to the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules.

DIVIDENDS

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

TRADING OF SECURITIES IN SECONDARY MARKET

The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this Registration Statement, we will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of our common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker). However, our security holders can not rely on Rule 144 for resale transactions and therefore can only be resold through Registration under the Securities Act.

Following a business combination, a target company will normally wish to list our common stock for trading in one or more United States markets. The target company may elect to apply for such listing immediately following the business combination or at some later time.

In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

If, after a business combination, we do not meet the qualifications for listing on the Nasdaq SmallCap Market, we may apply for quotation of its securities on the NASD OTC Bulletin Board. In certain cases we may elect to have its securities initially quoted in the "pink sheets" published by the Pink Sheets, LLC. On April 7, 2000, the Securities and Exchange Commission issued a clarification with regard to the reporting status under the Securities Exchange Act of 1934 of a non-reporting company after it acquired a reporting "blank check" company. This letter clarified the Commission's position that such Company would not be a successor issuer to the reporting obligation of the "blank check" company by virtue of Exchange Act Rule 12g-3(a).

We intend that any merger we undertake would not be deemed a "back door" registration since we would remain the reporting company and the Company that we merge with would not become a successor issuer to our reporting obligations by virtue of Commission Rule 12g-3(a).

TRANSFER AGENT

It is anticipated that Corporate Stock Transfer, Denver, Colorado will act as transfer agent for our common stock. However, we may appoint a different transfer agent.

GLOSSARY

"Blank Check"

Company as defined in Section 7(b)(3) of the Securities Act, a "blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities as defined in Rule 3a51-1 of the Exchange Act.

Business Combination

Normally a merger, stock-for-stock exchange or stock-for-assets exchange between the Registrant and a target company.

The Company

               The corporation whose common stock is the subject of this Registration Statement.

The Registrant

               International Mergers and Acquisitions Corp.

Exchange Act

              The Securities Exchange Act of 1934, as amended.

"Penny Stock" Security

As defined in Rule 3a51-1 of the Exchange Act, a "penny stock" security is any equity security other than a security (i) that is a reported security (ii) that is issued by an investment company (iii)that is a put or call issued by the Option Clearing Corporation (iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities Act) (v) that is registered on a national securities exchange (vi) that is authorized for quotation on the Nasdaq Stock Market, unless other provisions of Rule 3a51-1 are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

Securities Act

              The Securities Act of 1933, as amended.

PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(A) MARKET PRICE. There is no trading market for our Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

(B) HOLDERS. There are eight holders of our Common Stock. The issued and outstanding shares of our Common Stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933.

(C) DIVIDENDS. We have not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS.

There is no litigation pending or threatened by or against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

We have not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

We have sold securities which were not registered as follows:

Date	Name	Number of Shares	Consideration

12/17/1999	Peter Goldstein	1,000,000 (1)	$1,000
6/30/2007	Don Mitchell	2,250,000	$2,250
6/30/2007	Alan Ajamian	2,250,000	$2,250
6/30/2007	Christopher James	2,250,000	$2,250
6/30/2007	Robert Palumbo	450,000(2)	$450
6/30/2007	Dipak Rajhansa	135,000(3)	$135
6/30/2007	Phil Robertson	90,000(3)	$90
6/30/2007	Biltmore Investment	247,500(3)	$247.50
	Partners, Inc.
6/30/2007	Christopher James	90,000(3)	$90
6/30/2007			$90

(1)	On June 30, 2007, Mr. Goldstein, our former sole officer and director, resigned and agreed to cancel 122,500 of his shares.
(2)
Pursuant to the employment agreement, Mr. Palumbo was issued 450,000 shares of our common stock for the payment of par value, $.001 per share, of $450.  Such shares vest over two years in the following manner:  18,750 shares per month.  If the Agreement is terminated in accordance with its terms, any shares that have not vested shall be forfeited and the Company shall return any payment for the non-vested shares.

(3)
Pursuant to their advisory board agreements with the Company, Dipak Rahjansa, Phil Robertson, Biltmore Investment Partners, Inc., Christopher James and  Greg Pilcher  were issued shares of the Company’s common stock for the payment of par value, $.001 per share, which vest over two years.  If their advisory board agreements are terminated in accordance with its terms, any shares that have not vested shall be forfeited and the Company shall return any payment for the non-vested shares.

With respect to the issuance of all of the shares set forth above, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended for an exemption from registration.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our directors and officers are indemnified as provided by the Florida Statutes and our Bylaws. We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.

We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

INTERNATIONAL MERGERS AND ACQUISITIONS CORP. (f/k/a CAPITAL VENTUES GROUP III, INC.)
(A DEVELOPMENT STAGE COMPANY)

CONTENTS

PAGE	F-1	CONDENSED BALANCE SHEET AS OF MARCH 31, 2007 (UNAUDITED)

PAGE	F-2	CONDENSED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 AND FOR THE PERIOD FROM DECEMBER 19, 1999 (INCEPTION) TO MARCH 31, 2007 (UNAUDITED)

PAGES	F-3	CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIENCY FOR THE PERIOD FROM DECEMBER 19, 1999 (INCEPTION) TO MARCH 31, 2007 (UNAUDITED)

PAGE	F-4	CONDENSED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 AND FOR THE PERIOD FROM DECEMBER 19, 1999 (INCEPTION) TO MARCH 31, 2007 (UNAUDITED)

PAGES	F-5 - F-9	NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

INTERNATIONAL MERGERS AND ACQUISITIONS CORP.
(F/K/A Capital Ventures Group III, Inc.)
(A Development Stage Company)
Condensed Balance Sheet
March 31, 2007
(Unaudited)

ASSETS

Total Assets	$-

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Total Liabilities	-

Stockholders' Deficiency
Preferred stock, $0.001 par value; 10,000,000 shares authorized,
none issued and outstanding	-
Common stock, $0.001 par value; 100,000,000 shares authorized,
1,000,000 shares issued and outstanding	1,000
Additional paid-in capital	7,570
Deficit accumulated during the development stage	(8,570)

Total Stockholders' Deficiency	-

Total Liabilities and Stockholders' Deficiency	$-

See accompanying notes to condensed financial statements.

F-1

INTERNATIONAL MERGERS AND ACQUISITIONS CORP.
(F/K/A Capital Ventures Group III, Inc.)
(A Development Stage Company)
Condensed Statements of Operations
(Unaudited)

			For the Period from December 19, 1999
	For the Three Month Ended March 31,		(Inception) to
	2007	2006	3/31/07

Operating Expenses
Professional fees	-	-	6,970
General and administrative	$150	$-	$1,600
Total Operating Expenses	150	-	8,570

Loss from Operations	(150)	-	(8,570)

Provision for Income Taxes	-	-	-

Net Loss	$(150)	$-	$(8,570)

Net Loss Per Share - Basic and Diluted	$(0.00)	$-	$(0.01)

Weighted average number of shares outstanding
during the period - basic and diluted	1,000,000	1,000,000	1,000,000

See accompanying notes to condensed financial statements.

F-2

INTERNATIONAL MERGERS AND ACQUISITIONS CORP.
(F/K/A Capital Ventures Group III, Inc.)
(A Development Stage Company)
Condensed Statement of Changes in Stockholders' Deficiency
For the period from December 19, 1999 (inception) to March 31, 2007
(Unaudited)

	Preferred stock		Common stock			Deficit
	$.001 Par Value		$.001 Par Value		Additional	accumulated during		Total
					paid-in	development	Subscription	Stockholder's
	Shares	Amount	Shares	Amount	capital	stage	Receivable	Deficiency

Balance December 19, 1999 (Inception)	-	$-	-	$-	$-	$-	$-	$-

Common stock issued to founders for cash ($0.001 per share)	-	-	1,000,000	1,000	-	-	-	1,000

In-kind contribution	-	-	-	-	5,970	-	-	5,970

Net loss for the period December 19, 1999 (inception to December 31, 1999)	-	-	-	-	-	(6,970)	-	(6,970)

Balance December 31, 1999	-	-	1,000,000	1,000	5,970	(6,970)	-	-

In-kind contribution	-	-	-	-	150	-	-	150

Net loss, 2000	-	-	-	-	-	(150)	-	(150)

Balance December 31, 2000	-	-	1,000,000	1,000	6,120	(7,120)	-	-

In-kind contribution	-	-	-	-	150	-	-	150

Net loss, 2001	-	-	-	-	-	(150)	-	(150)

Balance December 31, 2001	-	-	1,000,000	1,000	6,270	(7,270)	-	-

In-kind contribution	-	-	-	-	150	-	-	150

Net loss, 2002	-	-	-	-	-	(150)	-	(150)

Balance December 31, 2002	-	-	1,000,000	1,000	6,420	(7,420)	-	-

In-kind contribution	-	-	-	-	150	-	-	150

Net loss, 2003	-	-	-	-	-	(150)	-	(150)

Balance December 31, 2003	-	-	1,000,000	1,000	6,570	(7,570)	-	-

In-kind contribution	-	-	-	-	150	-	-	150

Net loss, 2004	-	-	-	-	-	(150)	-	(150)

Balance December 31, 2004	-	-	1,000,000	1,000	6,720	(7,720)	-	-

In-kind contribution	-	-	-	-	550	-	-	550

Net loss, 2005	-	-	-	-	-	(550)	-	(550)

Balance, December 31, 2005	-	-	1,000,000	1,000	7,270	(8,270)	-	-

In-kind contribution					150			150

Net loss for the year ended December 31, 2006	-	-	-	-	-	(150)	-	(150)

Balance, December 31, 2006	-	-	1,000,000	1,000	7,420	(8,420)	-	-

In-kind contribution	-	-	-	-	150	-	-	150

Net loss for the period ended March 31, 2007	-	-	-	-	-	(150)	-	(150)

Balance, March 31, 2007	-	$-	1,000,000	$1,000	$7,570	$(8,570)	$-	$-

See accompanying notes to condensed financial statements.

F-3

INTERNATIONAL MERGERS AND ACQUISITIONS CORP.
(F/K/A Capital Ventures Group III, Inc.)
(A Development Stage Company)
Condensed Statements of Cash Flows
(Unaudited)

			For the Period from December 19, 1999
	For the Three Months Ended March 31,		(Inception) to
	2007	2006	March 31, 2007
Cash Flows From Operating Activities:
Net Loss	$(150)	$-	$(8,570)
Adjustments to reconcile net loss to net cash used in operations
In-kind contribution	150	-	7,570
Changes in operating assets and liabilities:
Net Cash Provided by (Used In) Operating Activities	-	-	(1,000)

Cash Flows From Investing Activities:	-	-	-

Cash Flows From Financing Activities:
Proceeds from issuance of common stock	-	-	1,000
Net Cash Provided by Financing Activities	-	-	1,000

Net Increase (Decrease) in Cash	-	-	-

Cash at Beginning of Period/Year	-	-	-

Cash at End of Period/Year	$-	$-	$-

Supplemental disclosure of cash flow information:

Cash paid for interest	$-	$-	$-
Cash paid for taxes	$-	$-	$-

See accompanying notes to condensed financial statements.

F-4

INTERNATIONAL MERGERS AND ACQUISITIONS CORP. (f/k/a CAPITAL VENTUES GROUP III, INC.)
 (A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(UNAUDITED)

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

(A) Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in The United States of America and the rules and regulations of the Securities and Exchange Commission for interim financial information.  Accordingly, they do not include all the information necessary for a comprehensive presentation of financial position and results of operations.

It is management's opinion, however that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statements presentation.  The results for the interim period are not necessarily indicative of the results to be expected for the year.

Activities during the development stage include developing the business plan and raising capital.

(B) Cash and Cash Equivalents

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

(C) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period.  Actual results could differ from those estimates.

(D) Loss Per Share

Basic and diluted net loss per common share is computed based upon the weighted average common shares outstanding as defined by Financial Accounting Standards No. 128, “Earnings per Share.” As of March 31, 2007 and 2006, and for the period from December 19, 1999 (inception) to March 31, 2007, respectively, there were no common share equivalents outstanding.

F-5

INTERNATIONAL MERGERS AND ACQUISITIONS CORP. (f/k/a CAPITAL VENTUES GROUP III, INC.)
 (A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(UNAUDITED)

(E) Income Taxes

The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“Statement 109”).  Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(F) Business Segments

The Company operates in one segment and therefore segment information is not presented.

(G) Recent Accounting Pronouncements

In February 2006 the FASB issued SFAS 155, "Accounting for Certain Hybrid Financial Instruments" which amends SFAS No. 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principal cash flows. SFAS No. 155 also amends SFAS No. 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that it is a derivative financial instrument. The Company adopted SFAS No. 155 on January 1, 2007 and it did not have a material effect on financial position, results of operations, or cash flows.

 In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, (“FIN 48”) “Accounting for uncertainty in income taxes – an interpretation of SFAS No. 109." This Interpretation provides guidance for recognizing and measuring uncertain tax positions, as defined in FASB No. 109, “Accounting for income taxes." FIN 48 prescribes a threshold condition that a tax position must meet for any of the benefit of an uncertain tax position to be recognized in the financial statements.  Guidance is also provided regarding derecognition, classification and disclosure of uncertain tax positions.  FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 on January 1, 2007 and it did not have a material impact on their financial position, results of operations or cash flows.

F-6

INTERNATIONAL MERGERS AND ACQUISITIONS CORP. (f/k/a CAPITAL VENTUES GROUP III, INC.)
 (A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(UNAUDITED)

 In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to have a material impact on their financial position, results of operations or cash flows.

 In September 2006, the FASB issued SFAS No. 158 (“SFAS 158”), Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS 158 requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. Additionally, SFAS 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The new reporting requirements and related new footnote disclosure rules of SFAS 158 are effective for fiscal years ending after December 15, 2006. The new measurement date requirement applies for fiscal years ending after December 15, 2008. The Company does not expect the adoption of SFAS 158 to have a material impact on their financial position, results of operations or cash flows.

NOTE 2	STOCKHOLDERS’ DEFICIENCY

(A) Common Stock Issued for Cash

On December 19, 1999, the Company issued 1,000,000 shares of common stock to its founders for cash of $1,000 ($0.001 per share).

(B) In-Kind Contribution

For the period ended March 31, 2007 the stockholder of the Company paid $150 of operating expenses on behalf of the Company (See Note 3).

During 2006, 2005, 2004, 2003, 2002, 2001, 2000 and 1999, the stockholder of the Company paid $150, $550, $150, $150, $150, $150, $150 and $5,970, respectively, of operating expenses on behalf of the Company (See Note 3).

NOTE 3	RELATED PARTY TRANSACTIONS

A stockholder of the Company paid $7,570 of expenses on behalf of the Company from inception (See Note 2).

F-7

INTERNATIONAL MERGERS AND ACQUISITIONS CORP. (f/k/a CAPITAL VENTUES GROUP III, INC.)
 (A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(UNAUDITED)

NOTE 4	GOING CONCERN

As reflected in the accompanying unaudited financial statements, the Company is in the development stage with no operations.  This raises substantial doubt about its ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan.  The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 5	SUBSEQUENT EVENTS

(A) Amendment to Articles of Incorporation

During June 2007, the Company amended its Articles of Incorporation to change its name from Capital Ventures Group III, Inc. to International Mergers & Acquisitions Corp. and change the capital structure to reflect 100,000,000 common and 10,000,000 blank check preferred shares with a par value of $0.001.  The financial statements have been retroactively adjusted to reflect the changes.

(B) Contribution of Common Stock

During June 2007, the principal stockholder contributed 122,500 shares of common stock to the Company for no consideration.  The shares were cancelled by the Company upon receipt.

(C) Employment Agreement

On June 28, 2007, the Company entered into an employment agreement with an individual to become the CEO.  The agreement calls for a monthly salary of $4,000 and 450,000 shares of common stock that vest monthly over a two year period.  The employment agreement is at will and can be terminated immediately by the Company and with 60 days notice by the CEO.

(D) Consulting Agreements

During July 2007, the Company entered into five separate advisory agreements with individuals to serve advisors to assist with the due diligence, strategic planning, marketing, negotiation, and closing activities with a target company.

F-8

INTERNATIONAL MERGERS AND ACQUISITIONS CORP. (f/k/a CAPITAL VENTUES GROUP III, INC.)
 (A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(UNAUDITED)

The advisory agreements call for the issuance of  a total of 652,500 shares of common stock.  The shares vest monthly over a two year period and will be valued at a recent cash offering price of $0.37 per share.

During June 2007, the Company entered into a consulting agreement for strategic planning services with a related party stockholder for a period of twelve months for a monthly fee of $5,000.

(E) Issuances of Common Stock

During July 2007, the Company issued 6,750,000 shares of common stock to three individuals for cash of $6,750 ($0.001 per share).

During July 2007, the Company issued 270,000 shares of common stock to three individuals for cash of $100,000 ($0.37 per share).

F-9

INTERNATIONAL MERGERS AND ACQUISITIONS CORP.
(f/k/a CAPITAL VENTUES GROUP III, INC.)
(A DEVELOPMENT STAGE COMPANY)

CONTENTS

PAGE	F-2	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PAGE	F-3	BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005

PAGE	F-4	STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 AND FOR THE PERIOD FROM DECEMBER 19, 1999 (INCEPTION) TO DECEMBER 31, 2006

PAGES	F-5	STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIENCY FOR THE PERIOD FROM DECEMBER 19, 1999 (INCEPTION) TO DECEMBER 31, 2006

PAGE	F-6	STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 AND FOR THE PERIOD FROM DECEMBER 19, 1999 (INCEPTION) TO DECEMBER 31, 2006

PAGES	F-7 - F-11	NOTES TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
 International Mergers and Acquisitions Corp.
  (A Development Stage Corporation)

We have audited the accompanying balance sheets of International Mergers and Acquisitions Corp. (f/k/a Capital Ventures Group III, Inc.) (a development stage company) (the “Company”) as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholders’ deficiency and cash flows for the years then ended and the period December 19, 1999 (inception) to December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of International Mergers and Acquisitions Corp as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended and the period December 19, 1999 (inception) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 4 to the financial statements, the Company has net loss from inception of $ 8,420 and no operations.  These factors raise substantial doubt about the Company's ability to continue as a going concern.  Management's plans concerning these matters are also described in Note 4.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WEBB & COMPANY, P.A.

Boynton Beach, Florida
June 29, 2007, except for Note 5 (D) and
  (E) to which the date is July 5, 2007

INTERNATIONAL MERGERS AND ACQUISITIONS CORP.
(F/K/A CAPITAL VENTURES GROUP III, INC.)
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS
AS OF DECEMBER 31, 2006 and 2005

ASSETS
	2006	2005

Total Assets	$-	-

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Total Liabilities	-	-

Stockholders' Deficiency
Preferred stock, $0.001 par value; 10,000,000 shares authorized,
none issued and outstanding	-	-
Common stock, $0.001 par value; 100,000,000 shares authorized,
1,000,000 shares issued and outstanding	1,000	$1,000
Additional paid-in capital	7,420	$7,270
Deficit accumulated during the development stage	(8,420)	$(8,270)

Total Stockholders' Deficiency	-	-

Total Liabilities and Stockholders' Deficiency	$-	-

See accompanying notes to financial statements.

INTERNATIONAL MERGERS AND ACQUISITIONS CORP.
(F/K/A CAPITAL VENTURES GROUP III, INC.)
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS

			For the Period from December 19, 1999
	For the Year Ended December 31,		(Inception) to
	2006	2005	December 31, 2006

Operating Expenses
Professional fees	$-	$-	$6,970
General and administrative	150	550	1,450
Total Operating Expenses	150	550	8,420

Loss from Operations	(150)	(550)	(8,420)

Provision for Income Taxes	-	-	-

Net Loss	$(150)	$(550)	$(8,420)

Net Loss Per Share - Basic and Diluted	$(0.00)	$(0.00)	$(0.01)

Weighted average number of shares outstanding
during the period - basic and diluted	1,000,000	1,000,000	1,000,000

See accompanying notes to financial statements.

INTERNATIONAL MERGERS AND ACQUISITIONS CORP.
(F/K/A CAPITAL VENTURES GROUP III, INC.)
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
FOR THE PERIOD FROM DECEMBER 19, 1999 (INCEPTION) TO DECEMBER 31, 2006

	Preferred stock		Common stock			Deficit
	$.001 Par Value		$.001 Par Value		Additional	accumulated during		Total
					paid-in	development	Subscription	Stockholder's
	Shares	Amount	Shares	Amount	capital	stage	Receivable	Deficiency

Balance December 19, 1999 (Inception)	-	$-	-	$-	$-	$-	$-	$-

Common stock issued to founders for cash ($0.001 per share)	-	-	1,000,000	1,000	-	-	-	1,000

In-kind contribution	-	-	-	-	5,970	-	-	5,970

Net loss for the period December 19, 1999 (inception to December 31, 1999)	-	-	-	-	-	(6,970)	-	(6,970)

Balance December 31, 1999	-	-	1,000,000	1,000	5,970	(6,970)	-	-

In-kind contribution	-	-	-	-	150	-	-	150

Net loss, 2000	-	-	-	-	-	(150)	-	(150)

Balance December 31, 2000	-	-	1,000,000	1,000	6,120	(7,120)	-	-

In-kind contribution	-	-	-	-	150	-	-	150

Net loss, 2001	-	-	-	-	-	(150)	-	(150)

Balance December 31, 2001	-	-	1,000,000	1,000	6,270	(7,270)	-	-

In-kind contribution	-	-	-	-	150	-	-	150

Net loss, 2002	-	-	-	-	-	(150)	-	(150)

Balance December 31, 2002	-	-	1,000,000	1,000	6,420	(7,420)	-	-

In-kind contribution	-	-	-	-	150	-	-	150

Net loss, 2003	-	-	-	-	-	(150)	-	(150)

Balance December 31, 2003	-	-	1,000,000	1,000	6,570	(7,570)	-	-

In-kind contribution	-	-	-	-	150	-	-	150

Net loss, 2004	-	-	-	-	-	(150)	-	(150)

Balance December 31, 2004	-	-	1,000,000	1,000	6,720	(7,720)	-	-

In-kind contribution	-	-	-	-	550	-	-	550

Net loss, 2005	-	-	-	-	-	(550)	-	(550)

Balance, December 31, 2005	-	-	1,000,000	1,000	7,270	(8,270)	-	-

In-kind contribution	-	-	-	-	150	-	-	150

Net loss 2006	-	-	-	-	-	(150)	-	(150)

Balance, December 31, 2006	-	$-	1,000,000	$1,000	$7,420	$(8,420)	$-	$-

See accompanying notes to financial statements.

INTERNATIONAL MERGERS AND ACQUISITIONS CORP.
(F/K/A CAPITAL VENTURES GROUP III, INC.)
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS

			For the Period from December 19, 1999
	For the Year Ended December 31,		(Inception) to
	2006	2005	December 31, 2006
Cash Flows From Operating Activities:
Net Loss	$(150)	$(550)	$(8,420)
Adjustments to reconcile net loss to net cash used in operations
In-kind contribution	150	550	7,420
Changes in operating assets and liabilities:
Increase in accrued expenses	-		-
Increase in accounts payable	-	-	-
Net Cash Provided by (Used In) Operating Activities	-	-	(1,000)

Cash Flows From Financing Activities:
Proceeds from issuance of common stock	-	-	1,000
Net Cash Provided by Financing Activities	-	-	1,000

Net Increase (Decrease) in Cash	-	-	-

Cash at Beginning of Period/Year	-	-	-

Cash at End of Period/Year	$-	$-	$-

Supplemental disclosure of cash flow information:

Cash paid for interest	$-	$-	$-
Cash paid for taxes	$-	$-	$-

See accompanying notes to financial statements.

INTERNATIONAL MERGERS AND ACQUISITIONS CORP. (f/k/a CAPITAL VENTUES GROUP III, INC.)
(A DEVELOPMENT STAGE COMPANY)
DECEMBER 31, 2006 AND 2005
NOTES TO FINANCIAL STATEMENTS

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

(A) Organization

International Mergers and Acquisitions Corp. (f/k/a Capital Ventures Group III, Inc.) (a development stage company) (the "Company") was incorporated under the laws of the State of Florida on December 19, 1999. The Company was organized to provide business services and financing to emerging growth entities.

Activities during the development stage include developing the business plan and raising capital.

(B) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period.  Actual results could differ from those estimates.

(C) Cash Equivalents

For the purpose of the cash flow statement, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

 (D) Loss Per Share

Basic and diluted net loss per common share is computed based upon the weighted average common shares outstanding as defined by Financial Accounting Standards No. 128, “Earnings per Share.”  As of December 31 2006 and 2005, and for the period from December 19, 1999 (inception) to December 31, 2006, respectively, there were no common share equivalents outstanding.

(E) Income Taxes

The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“Statement 109”).  Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

INTERNATIONAL MERGERS AND ACQUISITIONS CORP. (f/k/a CAPITAL VENTUES GROUP III, INC.)
(A DEVELOPMENT STAGE COMPANY)
DECEMBER 31, 2006 AND 2005
NOTES TO FINANCIAL STATEMENTS

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of December 31, 2006, the Company has a net operating loss carryforward of  approximately $8,420 available to offset future taxable income through 2026. The valuation allowance at December 31, 2006 was $2,863. The net change in the valuation allowance for the year ended December 31, 2006 was an increase of $51.

(F) Business Segments

The Company operates in one segment and therefore segment information is not presented.

(G) Recent Accounting Pronouncements

In February 2006 the FASB issued SFAS 155, "Accounting for Certain Hybrid Financial Instruments" which amends SFAS No. 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principal cash flows. SFAS No. 155 also amends SFAS No. 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that it is a derivative financial instrument. The Company will adopt SFAS No. 155 on January 1, 2007 and does not expect it to have a material effect on financial position, results of operations, or cash flows.

 In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, (“FIN 48”) “Accounting for uncertainty in income taxes – an interpretation of SFAS No. 109." This Interpretation provides guidance for recognizing and measuring uncertain tax positions, as defined in FASB No. 109, “Accounting for income taxes." FIN 48 prescribes a threshold condition that a tax position must meet for any of the benefit of an uncertain tax position to be recognized in the financial statements.  Guidance is also provided regarding derecognition, classification and disclosure of uncertain tax positions.  FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect that this Interpretation will have a material impact on their financial position, results of operations or cash flows.

 In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to have a material impact on their financial position, results of operations or cash flows.

INTERNATIONAL MERGERS AND ACQUISITIONS CORP. (f/k/a CAPITAL VENTUES GROUP III, INC.)
(A DEVELOPMENT STAGE COMPANY)
DECEMBER 31, 2006 AND 2005
NOTES TO FINANCIAL STATEMENTS

 In September 2006, the FASB issued SFAS No. 158 (“SFAS 158”), Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS 158 requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. Additionally, SFAS 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The new reporting requirements and related new footnote disclosure rules of SFAS 158 are effective for fiscal years ending after December 15, 2006. The new measurement date requirement applies for fiscal years ending after December 15, 2008. The Company does not expect the adoption of SFAS 158 to have a material impact on their financial position, results of operations or cash flows.
.
NOTE 2	STOCKHOLDERS’ DEFICIENCY

(A) Common Stock Issued for Cash

On December 19, 1999, the Company issued 1,000,000 shares of common stock to its founder for cash of $1,000 ($0.001 per share).

(B) In-Kind Contribution

During 2006, 2005, 2004, 2003, 2002, 2001, 2000 and 1999, the stockholder of the Company paid $150, $550, $150, $150, $150, $150, $150 and $5,970, respectively, of operating expenses on behalf of the Company (See Note 3).

NOTE 3	RELATED PARTY TRANSACTIONS

A stockholder of the Company paid $7,420 of expenses on behalf of the Company from inception (See Note 2).

NOTE 4	GOING CONCERN

As reflected in the accompanying financial statements, the Company is in the development stage with no operations.  This raises substantial doubt about its ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan.  The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

INTERNATIONAL MERGERS AND ACQUISITIONS CORP. (f/k/a CAPITAL VENTUES GROUP III, INC.)
(A DEVELOPMENT STAGE COMPANY)
DECEMBER 31, 2006 AND 2005
NOTES TO FINANCIAL STATEMENTS

Management believes that actions presently being taken to obtain additional funding and implement its strategic plans provide the opportunity for the Company to continue as a going concern.

NOTE 5	SUBSEQUENT EVENTS

(A) Amendment to Articles of Incorporation

During June 2007, the Company amended its Articles of Incorporation to change its name from Capital Ventures Group III, Inc. to International Mergers & Acquisitions Corp. and change the capital structure to reflect 100,000,000 common and 10,000,000 blank check preferred shares with a par value of $0.001.  The financial statements have been retroactively adjusted to reflect the changes.

(B) Contribution of Common Stock

During June 2007, the principal stockholder contributed 122,500 shares of common stock to the Company for no consideration.  The shares were cancelled by the Company upon receipt.

(C) Employment Agreement

On June 28, 2007, the Company entered into an employment agreement with an individual to become the CEO.  The agreement calls for a monthly salary of $4,000 and 450,000 shares of common stock that vest monthly over a two year period.  The employment agreement is at will and can be terminated immediately by the Company and with 60 days notice by the CEO.

(D) Consulting Agreements

During July 2007, the Company entered into five separate advisory agreements with individuals to serve as advisors to assist with the due diligence, strategic planning, marketing, negotiation, and closing activities with a target company. The advisory agreements call for the issuance of a total of 652,500 shares of common stock.  The shares vest monthly over a two year period and will be valued at a recent cash offering price of $0.37 per share.

INTERNATIONAL MERGERS AND ACQUISITIONS CORP. (f/k/a CAPITAL VENTUES GROUP III, INC.)
(A DEVELOPMENT STAGE COMPANY)
DECEMBER 31, 2006 AND 2005
NOTES TO FINANCIAL STATEMENTS

        During June 2007, the Company entered into a consulting agreement for strategic planning services with a related party stockholder for a period of twelve months for a monthly fee of $5,000.

        (E) Issuances of Common Stock

        During July 2007, the Company issued 6,750,000 shares of common stock to three individuals for cash of $6,750 ($0.001 per share).

              During July 2007, the Company issued 270,000 shares of common stock to three individuals for cash of $100,000 ($0.37 per share).

PART III

ITEM 1. INDEX TO EXHIBITS

3.1       Certificate of Incorporation and Amendments
3.2       Bylaws
10.1     Employment Agreement

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

By:   /s/ Robert Palumbo
         Robert Palumbo
         Title: President/CEO

Dated: July 6, 2007